As filed with the Securities and Exchange Commission on February ~~8~~22, 2021.

Registration No. 333-252863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Ibere Pharmaceuticals

(Exact name of registrant as specified in its charter)

Cayman Islands	**6770**	**98-1564986**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2005 Market Street, Suite 2030
Philadelphia, PA 19103
(267) 765-3222
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Osagie Imasogie
Chief Executive Officer
c/o Ibere Pharmaceuticals
2005 Market Street, Suite 2030
Philadelphia, PA 19103
(267) 765-3222
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Carmelo M. Gordian, Esq.
Michelle D. Kwan, Esq.
Cassandra V. Cuellar, Esq.
Shearman & Sterling LLP
300 West 6th Street, Suite 2250
Austin, Texas 78701
(512) 647-1900

Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Richard Baumann, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price[1]	Amount of Registration Fee
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant[2]	11,500,000 Units	$ 10.00	$ 115,000,000	$ 12,547[5]
Class A ordinary shares included as part of the units[3]	11,500,000 Shares	—	—	—[4]
Redeemable warrants included as part of the units[3]	5,750,000 Warrants	—	—	—[4]
Total			$ 115,000,000	$ 12,547

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes 1,500,000 units, consisting of 1,500,000 Class A ordinary shares and 750,000 redeemable warrants, which may be issued upon exercise of a 45-day option granted to the underwriters to cover overallotments, if any.
(3) Pursuant to Rule 416 under the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share capitalizations or similar transactions.
(4) No fee pursuant to Rule 457(g) under the Securities Act.
(5) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY ~~8~~22, 2021

PRELIMINARY PROSPECTUS

$100,000,000
Ibere Pharmaceuticals
10,000,000 Units

Ibere Pharmaceuticals is a blank check company incorporated as a Cayman Islands exempted company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to herein as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described herein. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of our initial business combination and 12 months from the closing of this offering, and will expire five years after the completion of our initial business combination or earlier upon redemption or our liquidation, as described in this prospectus. The underwriters have a 45-day option from the date of this prospectus to purchase up to an additional 1,500,000 units to cover overallotments, if any. We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares, or public shares, upon the completion of our initial business combination, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. If we are unable to complete our initial business combination within 24 months from the closing of this offering, we will redeem 100% of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to applicable law and certain conditions as further described herein.

Our sponsor, PIPV Capital LLC, has agreed to purchase an aggregate of 4,075,000 warrants (or 4,375,000 warrants if the overallotment option is exercised in full) at a price of $1.00 per warrant ($4,075,000 in the aggregate, or $4,375,000 if the overallotment option is exercised in full), each exercisable to purchase one Class A ordinary share at a price of $11.50 per share, in a private placement that will close simultaneously with the closing of this offering.

Our initial shareholders own an aggregate of 2,875,000 Class B ordinary shares (up to 375,000 shares of which are subject to forfeiture depending on the extent to which the underwriters' overallotment option is exercised), which will automatically convert into Class A ordinary shares at the time of our initial business combination, subject to adjustment pursuant to certain anti-dilution rights, as described herein.

Currently, there is no public market for our units, Class A ordinary shares or warrants. We have applied to list our units on the New York Stock Exchange ("NYSE") under the symbol "IBERU". We expect that our units will be listed on the NYSE on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on the NYSE. We expect the Class A ordinary shares and warrants comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless Raymond James & Associates, Inc., the representatives of the underwriters, informs us of its decision to allow earlier separate trading, subject to our satisfaction of certain conditions as described further herein. Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and warrants will be listed on the NYSE under the symbols "IBER" and "IBERW," respectively.

We are an "emerging growth company" and a "smaller reporting company" under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See

"Risk Factors" beginning on page 26 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No offer or invitation to subscribe for any securities may be made to the public in the Cayman Islands.

	PER UNIT		TOTAL	
Public offering price	$	10.00	$	100,000,000
Underwriting discounts and commissions (1)(2)	$	0.55	$	5,500,000
Proceeds, before expenses, to Ibere Pharmaceuticals	$	9.45	$	94,500,000

(1) $0.20 per unit, or $2,000,000 in the aggregate (or $2,300,000 if the underwriters' overallotment option is exercised in full), is payable upon the closing of this offering. Includes $0.35 per unit, or $3,500,000 (or $4,025,000 if the underwriters' overallotment option is exercised in full) in the aggregate payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the underwriters only on completion of an initial business combination, as described in this prospectus. See the section of this prospectus entitled "Underwriting" for a description of compensation and other items of value payable to the underwriters.

(2) At our request, the underwriters have agreed to reserve up to 230,000 of the units offered by this prospectus for sale to certain of our directors, officers and other parties associated with us, at the initial public offering price. We call this our Directed Unit Program. Sales in the Directed Unit Program will be made at our direction by Raymond James & Associates, Inc. We do not know if individual investors will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to other investors in the offering. Units sold in the Directed Unit Program will be subject to the same underwriting discounts and commissions as other units. Any reserved units not purchased in the Directed Unit Program will be offered by the underwriters to the general public on the same terms as the other units.

Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $100,000,000 or $115,000,000 if the underwriters' overallotment option is exercised in full ($10.00 per unit in either case) will be deposited into a trust account located in the United States at Raymond James & Associates, Inc., with Continental Stock Transfer & Trust Company acting as trustee, and $2,075,000 will be available to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering.

The underwriters are offering the units for sale on a firm commitment basis. The underwriters expect to deliver the units to the purchasers on or about   , 2021.

Book-Running Manager

RAYMOND JAMES

, 2021

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the closing of this offering. However, if our initial shareholders acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted 24-month time period. The underwriters have agreed to waive their rights to their deferred underwriting commissions held in the trust account in the event we do not complete our initial business combination and subsequently liquidate and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.

Directed unit program	At our request, the underwriters have agreed to reserve up to 230,000 of the units offered by this prospectus for sale to certain of our directors, officers and other parties associated with us, at the initial public offering price, pursuant to our Directed Unit Program. Sales in the Directed Unit Program will be made at our direction by Raymond James & Associates, Inc. We do not know if individual investors will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to other investors in the offering. Any reserved units not purchased in the Directed Unit Program will be offered by the underwriters to the general public on the same terms as the other units.
Limited payments to insiders	There will be no finder's fees, reimbursement, consulting fee, non-cash payments, monies in respect of any payment of a loan or other compensation paid by us to our sponsor, officers or directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments may be made to our sponsor, officers or directors, or their affiliates, none of which will be made from the proceeds of this offering held in the trust account prior to the completion of our initial business combination:

- Repayment of up to an aggregate of $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;
- Payment to our sponsor of $10,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support;
- Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and
- Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by our sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.

Audit committee	We will establish and maintain an audit committee to, among other things, monitor compliance with the terms described above and the other terms relating to this offering. If any noncompliance is identified, then the audit committee will be charged with the responsibility to take immediately all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of this offering. For more information, see the section of this prospectus entitled "Management - Committees of the Board of Directors - Audit Committee."

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2020, and as adjusted to give effect to the sale of our units in this offering and the sale of the private placement warrants and the application of the estimated net proceeds derived from the sale of such securities, assuming no exercise by the underwriters of its overallotment option:

	December 31, 2020	
	Actual	As Adjusted
Promissory note – related party[1]	$ 169,000	$ —
Deferred underwriting commissions	—	3,500,000
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized; -0- and 9,251,924 shares are subject to possible redemption, actual and as adjusted, respectively[2][3]	—	92,519,240
Preference shares, $0.0001 par value, 1,000,000 shares authorized; none issued and outstanding, actual and as adjusted	—	—
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, -0- and 748,076 shares issued and outstanding (excluding -0- and 9,251,924 shares subject to redemption), actual and adjusted, respectively	—	75
Class B ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 2,875,000 and 2,500,000 shares issued and outstanding, actual and as adjusted, respectively[3]	288	250
Additional paid-in capital	24,712	5,005,435
Accumulated deficit	(5,759)	(5,759)
Total shareholders' equity	19,241	5,000,001
Total capitalization	$ 188,241	$ 101,019,241

(1) Our sponsor has agreed to loan us up to an aggregate of $300,000 to be used for a portion of the expenses of this offering. The "as adjusted" information gives effect to the repayment of any loans made under this note out of the proceeds from this offering and the sale of the private placement warrants. As of December 31, 2020, we had borrowed $169,000 under the promissory notes with our sponsor to be used for a portion of the expenses of this offering.

(2) Upon the completion of our initial business combination, we will provide our public shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, subject to the limitations described herein whereby our net tangible assets will be maintained at a minimum of $5,000,001 either immediately prior to or upon consummation of our initial business combination and any limitations (including, but not limited to, cash requirements) created by the terms of the proposed initial business combination.

(3) Actual share amount is prior to any forfeiture of founder shares by our sponsor and as adjusted amount assumes no exercise of the underwriters' overallotment option.

placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering, including as to exercise price, exercisability and exercise period.

At our request, the underwriters have agreed to reserve up to 230,000 of the units offered by this prospectus for sale to certain of our directors, officers and other parties associated with us, at the initial public offering price, pursuant to our Directed Unit Program. Sales in the Directed Unit Program will be made at our direction by Raymond James & Associates, Inc. We do not know if individual investors will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to other investors in the offering. Any reserved units not purchased in the Directed Unit Program will be offered by the underwriters to the general public on the same terms as the other units.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of our ordinary shares included in the units offered by this prospectus, and assuming no purchase of units in this offering, by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

- each of our executive officers, directors and director nominees; and

- all our executive officers, directors and director nominees as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the date of this prospectus.

In November 2020, our sponsor purchased an aggregate of 2,875,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.0087 per share (up to an aggregate of 375,000 shares of which are subject to forfeiture depending on the extent to which the underwriters' overallotment option is exercised. In January 2021, our sponsor transferred 25,000 founder shares to each of our independent director nominees, at the original per share purchase price. The 100,000 founder shares held by our independent director nominees shall not be subject to forfeiture in the event the underwriters' overallotment option is not exercised.

The following table presents the number of shares and percentage of our ordinary shares owned by our initial shareholders before and after this offering. The post-offering numbers and percentages presented assume that the underwriters do not exercise their overallotment option, that our sponsor forfeits an aggregate 375,000 founder shares, and that there are 12,500,000 of our ordinary shares, consisting of (i) 10,000,000 of our Class A ordinary shares and (ii) 2,500,000 of our Class B ordinary shares, issued and outstanding after this offering. At our request, the underwriters have agreed to reserve up to 230,000 of the units offered by this prospectus for sale to certain of our directors, officers and other parties associated with us, at the initial public offering price, pursuant to our Directed Unit Program. The table below assumes that no units are sold in the Directed Unit Program.

| Name and Address of Beneficial Owner[1] | Number of Shares Beneficially Owned[2] | Approximate Percentage of Outstanding Ordinary Shares | |
		Before Offering	After Offering
PIPV Capital LLC[3]	2,775,000[4,5]	96.5%	19.2%
Osagie Imasogie [3]	2,775,000[4,5]	96.5%	19.2%
Lisa Gray[3]	2,775,000[4,5]	96.5%	19.2%
Zoltan Kerekes [3]	2,775,000[4,5]	96.5%	19.2%
Louis J. Vollmer[4]	25,000	*	*
Elaine V. Jones	25,000	*	*
Henrietta Ukwu	25,000	*	*
Calvin B. Johnson	25,000	*	*
All executive officers and directors as a group (seven individuals)	2,875,000[4,5]	100.0%	20.0%

* Less than one percent.

(1) Unless otherwise noted, the business address of each of the following entities or individuals is c/o Ibere Pharmaceuticals, 2005 Market Street, Suite 2030, Philadelphia, PA 19103.

(2) Interests shown consist solely of founder shares, classified as Class B ordinary shares. Such shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment, as described in the section of this prospectus entitled "Description of Securities."

(3) Our sponsor is the record holder of such shares. Our sponsor is managed by a Board of Managers, which is comprised of Mr. Imasogie, Ms. Gray and Mr. Kerekes. As such, each of Mr. Imasogie, Ms. Gray and Mr. Kerekes have voting and investment discretion with respect to the ordinary shares held of record by our sponsor and may be deemed to have shared beneficial ownership of the ordinary shares held directly by our sponsor.

(4) ~~Includes up to 375,000 founder shares that will be surrendered to us by our sponsor for no consideration depending on the extent to which the underwriters' overallotment option is exercised.~~Mr. Vollmer intends to purchase up to 10,000 units in our Directed Unit Program, which units will be subject to the lock-up restrictions described under "Underwriting – Underwriter's Lock-up". In addition, pursuant to provisions in a letter agreement with us to be entered into by our sponsor, officers and directors, all shares owned by any of our directors must be voted in favor of any proposed initial business combination and may not be redeemed in connection with a shareholder vote to approve a proposed initial business combination or in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association.

(5) Includes up to 375,000 founder shares that will be surrendered to us by our sponsor for no consideration depending on the extent to which the underwriters' overallotment option is exercised.

At our request, the underwriters have agreed to reserve up to 230,000 of the units offered by this prospectus for sale to certain of our directors, officers and other parties associated with us, at the initial public offering price, pursuant to our Directed Unit Program. Sales in the Directed Unit Program will be made at our direction by Raymond James & Associates, Inc. We do not know if individual investors will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to other investors in the offering. Any reserved units not purchased in the Directed Unit Program will be offered by the underwriters to the general public on the same terms as the other units.

UNDERWRITING

Raymond James & Associates, Inc. is acting as the book-running manager of the offering and as the representative of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters, we have agreed, severally and not jointly, to sell to the underwriters, and the underwriters has agreed to purchase from us, the respective numbers of units shown opposite the names below:

Underwriter	Number of Units
Raymond James & Associates, Inc.	
Total	**10,000,000**

The underwriting agreement will provide that the obligations of the underwriters to purchase the units included in this offering are subject to all applicable laws and regulations and certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and the approval of certain legal matters by their counsel. The underwriters will purchase all of the units if any of them are purchased (other than those covered by the overallotment option described below). We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the units subject to their acceptance of the units from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commissions and Expenses

The underwriters have advised us that they propose to offer the units to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $ per unit. The underwriters may allow, and certain dealers may reallow, a discount from that concession not in excess of $ per unit to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, underwriting discounts and commissions that we are to pay the underwriters and proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional units.

	Paid by Ibere Pharmaceuticals[2]	
	No Exercise	Full Exercise
Per Unit[1][2]	$ 0.55	0.55
Total[1][2]	$ 5,500,000	$ 6,325,000

(1) $0.20 per unit, or $2,000,000 in the aggregate (or $2,300,000 in the aggregate if the underwriters' option to purchase additional units is exercised in full), is payable upon the closing of this offering. $0.35 per unit, or $3,500,000 in the aggregate (or $4,025,000 in the aggregate if the underwriters' option to purchase additional units is exercised in full) payable to the underwriters for deferred underwriting commissions will be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the underwriters only on and concurrently with completion of an initial business combination.

(2) At our request, the underwriters have agreed to reserve up to 230,000 of the units offered by this prospectus for sale to certain of our directors, officers and other parties associated with us, at the initial public offering price, pursuant to our Directed Unit Program. We do not know if individual investors will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to other investors in the offering. Any reserved units not purchased in the Directed Unit Program will be offered by the underwriters to the general public on the same terms as the other units.

If we do not complete our initial business combination within 24 months from the closing of this offering, the underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting commissions, including any accrued interest thereon, then in the trust account and (ii) the deferred underwriting commissions will be distributed on a pro rata basis, together with any accrued interest thereon (which interest will be net of taxes payable) to the public shareholders.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,075,000. We have agreed to pay for FINRA-related fees and expenses of the underwriters' legal counsel, not to exceed $25,000.

Option to Purchase Additional Units

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,500,000 units from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional units proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more units than the total number set forth on the cover page of this prospectus.

Determination of Offering Price

Prior to this offering, there has not been a public market for our securities. Consequently, the initial public offering price for our units was determined by negotiations between us and the representative. Among the factors considered in these negotiations were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings by such companies, our management, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.

We offer no assurances that the initial public offering price will correspond to the price at which the units will trade in the public market subsequent to the offering or that an active trading market for the units will develop and continue after the offering.

Listing

We have applied to have our units listed on the NYSE under the trading symbol "IBERU." We expect that our Class A ordinary shares and warrants will be listed under the symbols "IBER" and "IBERW," respectively, once the Class A ordinary shares and warrants begin separate trading.

~~Lockups, Letter Agreement~~
Underwriter's Lock-up

We, our sponsor and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Raymond James & Associates, Inc. offer, sell, contract to sell, grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent option" within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of, directly or indirectly, any units, warrants, ordinary shares or any other securities convertible into, or exercisable, or exchangeable for, ordinary shares currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing; provided, however, that we may (1) issue and sell the private placement warrants, (2) issue and sell the additional units to cover our underwriters' overallotment option (if any), (3) register with the SEC pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, the resale of the private placement warrants and Class A ordinary shares issuable upon exercise of the warrants and conversion of the founder shares and (4) issue securities in connection with an initial business combination. Raymond James & Associates, Inc., in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Letter Agreement Lock-up

Our initial shareholders, our sponsor and our officers and directors have agreed in a letter agreement with us not to transfer, assign or sell any of their founder shares (including the Class A ordinary shares issued upon conversion thereof) until the earlier to occur of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the reported closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property (except as described herein under the section of this prospectus entitled "Principal Shareholders - Restrictions on Transfers of Founder Shares and Private Placement Warrants"). Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares.

The private placement warrants (including the Class A ordinary shares issuable issued upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except with respect to permitted transferees as described herein under the section of this prospectus entitled "Principal Shareholders - Restrictions on Transfers of Founder Shares and Private Placement Warrants").

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, as amended, and certain persons participating in the offering may engage in short sale transactions, purchases to cover short positions, which may include purchases pursuant to the overallotment option, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the units at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional units in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional units or purchasing units in the open market. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the option to purchase additional units.

"Naked" short sales are sales in excess of the option to purchase additional units. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our units in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of units on behalf of the underwriters for the purpose of fixing or maintaining the price of the units.

A syndicate covering transaction is the bid for or the purchase of units on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of our units. As a result, the price of our units may be higher than the price that might otherwise exist in the open market.

A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the units originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Directed Unit Program

At our request, the underwriters have agreed to reserve up to 230,000 of the units offered by this prospectus for sale to certain of our directors, officers and other parties associated with us, at the initial public offering price, pursuant to our Directed Unit Program. Sales in the Directed Unit Program will be made at our direction by Raymond James & Associates, Inc. We do not know if individual investors will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to other investors in the offering. Units sold in the Directed Unit Program will be subject to the same underwriting discounts and commissions as other units. Any reserved units not purchased in the Directed Unit Program will be offered by the underwriters to the general public on the same terms as the other units.

Selling Restrictions

If you purchase units offered in this prospectus, you may be required to pay stamp or similar taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Canada

Resale Restrictions

The distribution of the securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

- the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106 - *Prospectus Exemptions*;

- the purchaser is a "permitted client" as defined in National Instrument 31-103 - *Registration Requirements, Exemptions and Ongoing Registrant Obligations*;

- where required by law, the purchaser is purchasing as principal and not as agent; and

- the purchaser has reviewed the text above under Resale Restrictions.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on the ~~8th~~22nd day of February, 2021.

Ibere Pharmaceuticals

By: /s/ Osagie Imasogie
_____
Osagie Imasogie, Chief Executive Officer

~~**POWER OF ATTORNEY**~~

~~KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Osagie Imasogie, Lisa Gray and Zoltan Kerekes, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this registration statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.~~

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on ~~the dates indicated~~22nd day of February, 2021.

Name	Position	-	~~Date~~
~~/s/ Osagie Imasogie~~*	Chairman, Chief Executive Officer and Director	-	~~February 8, 2021~~
Osagie Imasogie	(principal executive officer)	-	-
		-	-
	Chief Financial Officer, Executive Vice President	-	~~February 8, 2021~~
~~/s/ Lisa Gray~~*	and Director		
Lisa Gray	(principal financial and accounting officer)	-	-
		-	-
*By: /s/ Osagie Imasogie		-	-
Osagie Imasogie		-	-
Attorney-in-Fact		-	-

II-5

Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the inclusion in this Registration Statement of Ibere Pharmaceuticals (the "Company") on Amendment No. 1 to Form S-1 (File No. 333-252863) of our report dated February 8, 2021, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of December 31, 2020 and for the period from October 22, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading "Experts" in such Prospectus.

/s/ Marcum LLP

MARCUM LLP
NEW YORK, NY
FEBRUARY 22, 2021